NO ACT

PE
1-6-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11005603

January 7, 2011

Robert M. Barnes
Bryan Cave LLP
One Kansas City Place
1200 Main Street
Suite 3500
Kansas City, MO 64105-2100



Received SEC
JAN 07 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-11

Re: Saia, Inc.

Dear Mr. Barnes:

This is in regard to your letter dated January 6, 2011 concerning the shareholder proposal submitted by the Teamsters General Fund for inclusion in Saia's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Saia therefore withdraws its December 20, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Louis Malizia
Assistant Director
Capital Strategies Department
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

BRYAN CAVE

Robert M. Barnes
Direct: (816) 374-3368
Fax: (816) 855-3368
rmbarnes@bryancave.com

Bryan Cave LLP
One Kansas City Place
1200 Main Street
Suite 3500
Kansas City, MO 64105-2100
Tel (816) 374-3200
Fax (816) 374-3300
www.bryancave.com

January 6, 2011

VIA E-MAIL: shareholderptoposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Saia, Inc. – Supplement to Letter Dated December 20, 2010 Relating to Shareholder Proposal of Teamsters General Fund

Ladies and Gentlemen:

I refer to my letter dated December 20, 2010, pursuant to which Saia, Inc. ("Saia") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with Saia's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Teamsters General Fund (the "Proponent") may be properly omitted from the proxy materials to be distributed by Saia in connection with its 2011 annual meeting of stockholders.

As indicated in the Proponent's letter dated January 4, 2011, attached hereto as Exhibit A, the Proponent has withdrawn the Proposal. Accordingly, Saia hereby withdraws its request for no action relief relating to the Proposal.

If you have any questions with respect to this matter, please telephone me at 816-374-3368.

Very truly yours,



Robert M. Barnes

RMB:rli
Enclosures
cc: Mr. C. Thomas Keegel, General Secretary-Treasurer, International Brotherhood of Teamsters
Mr. James A. Darby, Saia, Inc.

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 4, 2011

By Facsimile: 770.232.4071

Mr. James A. Darby
Corporate Secretary
Saia, Inc.
11465 Johns Creek Parkway, Suite 400
Johns Creek, GA 30097

Dear Mr. Darby:

As per Saia Incorporated's December 10, 2010 adoption of a policy regarding stockholder rights plan and the December 15, 2010 amendment to the stockholder rights plan, I hereby withdraw the International Brotherhood of Teamsters General Fund's shareholder proposal.

Sincerely,

Louis Malizia
Assistant Director
Capital Strategies Department

LM/mj

cc: Robert M. Barnes--Bryan Cave, LLP



Robert M. Barnes
Direct: (816) 374-3368
Fax: (816) 855-3368
rmbarnes@bryancave.com

Bryan Cave LLP
One Kansas City Place
1200 Main Street
Suite 3500
Kansas City, MO 64105-2100
Tel (816) 374-3200
Fax (816) 374-3300
www.bryancave.com

December 20, 2010

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange
Commission
100 F Street, N.E.
Washington, DC 20549

Re: Saia, Inc. - Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Stockholder Proposal Submitted by Teamsters General Fund

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that our client, Saia, Inc., a Delaware corporation (the "Company"), intends to omit from its proxy statement (the "2011 Proxy Statement") for its 2011 annual meeting of stockholders (the "2011 Annual Meeting") a stockholder proposal (the "Proposal") submitted by the Teamsters General Fund (the "Proponent") under cover of letter dated October 15, 2010. A copy of the Proposal, together with Proponent's statement, is attached hereto as **Exhibit A**.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2011 Proxy Statement on the grounds that the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10).

The Company expects to file its definitive 2011 Proxy Statement with the Commission on or about the week of March 28, 2011, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholdersproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent.

Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent is requested to copy the undersigned on any correspondence it may choose to make to the Staff.

I. The Proposal

The Company received the Proposal on October 19, 2010. The full text of the proposed stockholder resolution contained in the Proposal is the following:

> **RESOLVED**: That the shareholders of Saia, Inc., (or "Company") urge the Board of Directors to rescind any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal.

On December 15, 2010, the Company executed an amendment to the Company's shareholder rights plan to accelerate the expiration date of such plan from September 30, 2012, to December 15, 2010. The Company does not currently have a shareholder rights plan in place and has no current intention of adopting a shareholder rights plan.

On December 10, 2010, the Company's board of directors (the "Board") also adopted a policy regarding stockholder rights plans (the "Company Policy"). The Company Policy is as follows:

> The Board of Directors of Saia, Inc. will not adopt or extend a shareholder rights plan unless such adoption or extension has been submitted to a shareholder vote.

The Company believes that the early termination of the shareholder rights plan and the adoption of the Company Policy substantially implement the Proposal.

Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Release No. 34-12598* (July 7, 1976). The proposal need not be implemented in full or precisely as presented by the proponent. *See Release No. 34-40018 at n.30* and accompanying text (May 21, 1998). Substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Sun Microsystems Inc.* (August 28, 2008) (exclusion of proposal requesting amendment to charter and bylaws to provide for a majority shareholder voting requirement permissible although the company's adoption of such amendment was contingent upon approval of a separate proposal); *Honeywell Int'l, Inc.* (January 31, 2007) (exclusion of proposal requesting shareholder vote within four months of implementation of a shareholder rights plan permissible although the company policy required such vote within one year of implementation); *Anheuser-Busch Cos., Inc.* (January 17, 2007) (exclusion of proposal to institute annual director elections permissible when the company had already declassified its board, although the details of declassification could differ from the proposal); *ConAgra Foods, Inc.* (July 3, 2006) (exclusion of proposal to issue sustainability report permissible when the company already issued a corporate responsibility report discussing such issues); *Johnson & Johnson* (February 17, 2006) (exclusion of proposal to verify the employment legitimacy of employees permissible when the company was already legally required to do so at the time of hiring).

The Company's actions more closely implement the Proposal than any of the actions of the companies referenced above. In fact, the Company's response to the Proposal is almost identical to that of AutoNation Inc. In *AutoNation Inc.* (March 5, 2003), AutoNation Inc. received a shareholder proposal to "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In response, AutoNation, Inc. adopted a policy stating that its "Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." The Staff concurred that AutoNation Inc. could exclude the shareholder proposal from its proxy materials on the basis that it had been substantially implemented under Rule 14a-8(i)(10).

The only difference between the Company's situation and that of AutoNation, Inc. is the fact that the Company had a shareholder rights plan in place at the time it received the Proposal, which the Company has since terminated. The Proposal specifically requests the that the Board "rescind any poison pill previously issued," and the Board rescinded the shareholder rights plan effective December 15, 2010. The Proposal also requests that the Board "not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," which the Company Policy has implemented verbatim.

The early termination of the shareholder rights plan and the adoption of the Company Policy substantially implement the Proposal.

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2011 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at 816-374-3368. If the Staff is unable to agree with our conclusions without additional information or discussions, I respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Very truly yours,



Robert M. Barnes

RMB:rli
Enclosures

cc: Mr. C. Thomas Keegel,.General Secretary-Treasurer, International Brotherhood of Teamsters
Mr. James A. Darby

EXHIBIT A

(Attached)

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001



C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

October 15, 2010

BY FACSIMILE: 770.232.4071
BY UPS GROUND

Mr. James A. Darby
Corporate Secretary
Saia, Inc.
11465 Johns Creek Parkway, Suite 400
Johns Creek, GA 30097

Dear Mr. Darby:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2011 Annual Meeting.

The General Fund has owned 230 shares of Saia, Inc., continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at (202) 624-6930.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/lm
Enclosures

RESOLVED: That the shareholders of Saia, Inc., (or "Company") urge the Board of Directors to rescind any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

SUPPORTING STATEMENT: Saia has in place a shareholder rights plan, commonly known as a "poison pill," that allows the Board of Directors, without further shareholder approval, to issue common stock and preferred stock that could have the effect of deterring a hostile takeover. We are concerned that poison pills adversely affect shareholder value by insulating Boards of Directors and management from shareholder interests.

According to the 1991 book *Power and Accountability* by Nell Minow and Robert Monks: "All poison pills raise question of shareholder democracy and the robustness of the corporate governance process. They amount to major de facto shifts of voting rights away from shareholders to management, on matters pertaining to the sale of the corporation. They give target Boards of Directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders..."

Thus it is no surprise that the Council of Institutional Investors, whose members represent nearly $3 trillion in benefit fund assets, has a corporate governance policy stating that a majority vote of common shares outstanding should be required to approve poison pills. At a minimum, the shareholders of our Company should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon.

While management and the Board should have appropriate tools to ensure that all shareholders benefit from any proposal to buy the Company, we do not believe that the possibility of an unsolicited bid justifies the unilateral implementation of a poison pill. We believe that because poison pills give the Board the right to decide who is, and who is not, allowed to make an offer to acquire the company, shareholders should have the right to vote on the agreement that assigns that power to the Board.

Therefore, we urge a vote **FOR** this resolution.



October 15, 2010

Mr. James A. Darby
Corporate Secretary
Saia, Inc.
11465 Johns Creek Parkway, Suite 400
Johns CREEK, GA 30097

RE: Saia, Inc - Cusip # 78709Y105

Dear Mr. Darby:

Amalgamated Bank is the record owner of 230 shares of common stock (the "Shares") of Saial Inc, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # *** ...OMB Memorandum... *** The International Brotherhood of Teamsters General Fund has held the Shares continuously since 2/19/2009 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Assistant Vice President

CC: Jamie Carroll